        [INVESCO ADVISERS]

December 23, 2010

Via EDGAR

Vincent DiStefano
Division of Investment Management
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

Re:	AIM Tax-Exempt Funds (Invesco Tax-Exempt Funds) (File No. 333-170757)
AIM Growth Series (Invesco Growth Series) (File No. 333-170758)
AIM Funds Group (Invesco Funds Group) (File No. 333-170762)
AIM Investment Securities Funds (Invesco Investment Securities Funds) (File No.333-170759)

Dear Mr. DiStefano:

On behalf of the above named registrants (the “Registrants”), below you will find the Registrants’ responses to the comments conveyed by you via telephone on December 10, 2010, with regard to the Registrants’ Registration Statements on Form N-14 (the “N-14s”) filed with the U.S. Securities and Exchange Commission (“SEC”) on November 19, 2010 and November 22, 2010, relating to the reorganization of certain Invesco Funds (the “Target Funds”) into other funds within the Invesco Family of Funds (the “Acquiring Funds” and, together with the Target Funds, the “Funds”).

For your convenience, we have summarized each of your comments in bold and have set forth the Registrants’ response immediately below each comment.  Any disclosure changes required by these responses will be incorporated into either a post-effective amendment filing made pursuant to Rule 485(b) under the Securities Act of 1933, as amended (“1933 Act”) or a definitive proxy statement/prospectus filing made pursuant to Rule 497 under the 1933 Act.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the N-14s.

Vincent DiStefano
Division of Investment Management
December 23, 2010

General comments — All N-14s

1.           Comment:  The asterisk footnote to the fee tables in the N-14s indicates that the pro forma fees are estimated as if the Reorganization had been completed as of a date in 2008 or 2009.  Why are the pro forma figures not as of a more recent date?

Response:  Pursuant to Rule 11-02 of Regulation S-X and in reliance on discussion with the SEC’s accounting reviewer for the Registrants, pro forma fees were computed assuming that the transaction was consummated at the beginning of the fiscal year end of the Acquiring Fund that is reflected in the Acquiring Fund’s fee table in its current prospectus.  Therefore, when information for the Acquiring Fund is presented for a fiscal year ended in 2009 or 2010, pro forma fees were computed assuming that the Reorganization was completed at the beginning of that fiscal year, resulting in a 2008 or 2009 as of date for the pro forma figures.

2.           Comment:  In cases where the fee table indicates that a Target Fund’s expenses are increasing as a result of the Reorganization, please state clearly in a prominent place in the proxy statement/prospectus that expenses are increasing.

Response:  The requested disclosure will be added in the first paragraph under “How do the Funds’ expenses compare?” in each proxy statement/prospectus where fees are increasing as a result of the Reorganization.

3.           Comment:  Under the caption “Summary of Key Information—Will there be any tax consequences resulting from the proposal?” discuss whether there will be any pre-merger sale of non-conforming securities that will result in taxable gain to shareholders of the Target Funds.

Response:  An analysis was performed regarding the tax impact of any portfolio repositioning expected to occur in connection with each Reorganization proposed.  Three funds were identified as having repositioning costs that would result in recognized gains above a de minimis amount, determined by management.  In these three instances, disclosure regarding such repositioning costs, which is currently included under the section titled “Comparison of Principal Investment Strategies – Repositioning Costs,” will also be added to the section referenced in your comment.  The three funds to which this disclosure applies are Invesco Van Kampen Small Cap Value Fund, Invesco Diversified Dividend Fund and Invesco Global Core Equity Fund.

4.           Comment:  In the “Comparison of Principal Investment Strategies” section of each N-14, any discussion of derivatives should include detailed, fund-specific disclosure per the SEC’s July 30, 2010 letter to the Investment Company Institute entitled “Derivatives-Related Disclosures by Investment Companies.”

Response:  The disclosure in the “Comparison of Principal Investment Strategies” section is derived from, and closely mirrors, the principal investment strategies described in each Fund’s prospectus on Form N-1A.  The derivatives disclosure in the Funds’ Form N-1A prospectuses is being revised to reflect the SEC’s July 30, 2010 guidance in connection with the annual update to the prospectuses; however, not all of the prospectuses have been updated since the guidance was issued.  Where the derivatives disclosure in a Target or Acquiring Fund’s Form N-1A prospectus has been updated, the Registrants will ensure such updates are reflected in the comparative investment strategy discussion in the N-14.  In circumstances where the Form N-1A disclosure has not yet been updated to reflect the Staff’s guidance, the Registrants respectfully request to keep the disclosure in the N-14 regarding a Fund’s investment strategy consistent with the current N-1A disclosure to avoid confusion in the marketplace and among shareholders.

Vincent DiStefano
Division of Investment Management
December 23, 2010

5.           Comment:  In the “Comparison of Principal Investment Strategies” section of each N-14, please highlight the differences between the principal strategies of the Acquiring Fund and the Target Fund(s).

Response: The Registrants have reviewed and, where necessary, revised the disclosure in the “Comparison of Principal Investment Strategies” section to better highlight the key differences between the Target Funds’ and Acquiring Funds’ principal investment strategies.

6.           Comment:  In the “Comparison of Principal Risks of Investing in the Funds” section of each N-14, any discussion of risks related to derivatives should include detailed, fund-specific disclosure per the SEC’s July 30, 2010 letter to the Investment Company Institute entitled “Derivatives-Related Disclosures by Investment Companies.”

Response:  The disclosure in the “Comparison of Principal Risks of Investing in the Funds” section is derived from, and closely mirrors, the principal risks described in each Fund’s prospectus on Form N-1A.  As noted above in the Registrants’ response to Comment #4, the derivatives disclosure in the Funds’ Form N-1A prospectuses is being revised to reflect the SEC’s July 30, 2010 guidance but not all of the prospectuses have been updated since the guidance was issued.  Consistent with the Registrant’s response to Comment #4, where the derivatives disclosure in a Target or Acquiring Fund’s Form N-1A prospectus has been updated, the Registrants will ensure such updates are reflected in the comparative risk discussion in the N-14.  In circumstances where the Form N-1A disclosure has not yet been updated to reflect the Staff’s guidance, the Registrants respectfully request to keep the disclosure in the N-14 regarding a Fund’s risks consistent with the current N-1A disclosure to avoid confusion in the marketplace and among shareholders.

7.           Comment:  In the proxy statement/prospectuses where expenses are increasing, please explain the basis for the statement that shareholders “may also achieve certain economies of scale” in the third paragraph under “Board Considerations in Approving the Reorganization,” in light of the fact that total expenses will be increasing.

Response:  The statement regarding shareholders achieving economies of scale will be removed from each proxy statement/prospectus.

Vincent DiStefano
Division of Investment Management
December 23, 2010

Specific comments — AIM Tax-Exempt Funds (Invesco Tax-Exempt Funds) N-14:

Proxy Statement/Prospectus — Invesco Van Kampen Intermediate Term Municipal Income Fund (Acquiring Fund)

8.           Comment:  Note that the general comments made to the N-14s also apply to this proxy statement/prospectus.

Response:  The general comments have been incorporated into this proxy statement/prospectus, as applicable.

9.           Comment:  The asterisk footnote to the fee table indicates that the expense figures for the Target Fund and the Acquiring Fund are as of September 30, 2009.  Why are these figures not as of September 30, 2010?

Response:  The expense figures in the proxy statement/prospectus are consistent with those in the current prospectuses for the Target and Acquiring Funds.  The current prospectuses for the Target and Acquiring Funds include expense information for the fiscal year ended September 30, 2009.  The prospectuses for the Target and Acquiring Funds with expense information for the fiscal year ended September 30, 2010 will not be filed until the end of January, which is after the effective date and anticipated mailing date of the proxy statement/prospectus.

10.           Comment:  In the “Comparison of Principal Investment Strategies” section, please consider whether the Acquiring Fund should have an 80% policy with regards to investing in municipal securities.

Response:  The disclosure has been revised to reflect that the Acquiring Fund invests, under normal market conditions, at least 80% of its net assets (plus any borrowings for investment purposes) in municipal securities at the time of investment.

11.           Comment:  In the “Comparison of Principal Investment Strategies” section, please better explain how the Target and the Acquiring Funds’ investments in junk bonds and municipal securities that are subject to the alternative minimum tax compare.  Please also use the same nomenclature in discussing the strategies of the Target and Acquiring Fund.

Response:  The disclosure has been revised to better reflect the comparison between the Funds’ potential investments in junk bonds and the nomenclature has been revised as requested.

12.           Comment:  The fourth paragraph under “Board Considerations in Approving the Reorganization” states that the Board considered “(ii) Invesco Advisers’ agreement to limit the Acquiring Fund’s total expenses through June 30, 2013 so that such expenses, after fee waivers (and exclusive of certain expenses), do not exceed those of the Target Fund as set forth in the fee table above.”  However, the fee table shows that the Acquiring Fund’s pro forma expenses do exceed those of the Target Fund.  Please explain.

Vincent DiStefano
Division of Investment Management
December 23, 2010

Response:  The disclosure has been revised to read as follows: “Invesco Advisers’ agreement to limit the Acquiring Fund’s total expenses through June 30, 2013 so that such expenses, after fee waivers (and exclusive of certain disclosed expenses), do not exceed an agreed upon cap as set forth in the fee table above.”

Proxy Statement/Prospectus — Invesco Van Kampen Municipal Income Fund (Acquiring Fund)

13.           Comment:  Note that the general comments made to the N-14s also apply to this proxy statement/prospectus.

Response:  The general comments have been incorporated into this proxy statement/prospectus, as applicable.

14.           Comment:  In the “Comparison of Principal Investment Strategies” section, please state clearly that the Target Fund’s investments in junk bonds will increase as a result of the Reorganization.

Response:  The disclosure will be revised as requested.

15.           Comment:  The second to last paragraph on page 12 of the proxy statement/prospectus under “Comparison of Principal Investment Strategies” states: “The Adviser believes that such an investment strategy allows the Acquiring Fund to pursue an enhanced yield providing for higher income while maintaining an investment grade quality average portfolio for capital preservation.”  The italicized language is not the same as having a portfolio of investment grade securities and is misleading. Please delete the italicized language.

Response:  As requested, the italicized language has been deleted.

16.           Comment:  The “Comparison of Principal Risks of Investing in the Funds” section indicates that the Acquiring Fund has zero coupon bond risk.  If this is a principal risk of the Fund, a corresponding principal investment strategy to invest in zero coupon bonds should be added to the principal strategy section.

Response:  Zero coupon bond risk is not a principal risk of the Acquiring Fund and therefore no additional disclosure is necessary.

17.           Comment:  Given the figures in the capitalization table, please explain why the Acquiring Fund is the survivor in this Reorganization.

Vincent DiStefano
Division of Investment Management
December 23, 2010

Response:  Invesco believes the Invesco Van Kampen Municipal Income Fund is the appropriate survivor for this Reorganization as the investment strategies of this Fund are most representative of the strategies the portfolio managers intend to employ on the combined assets on a go-forward basis.  Specifically, the Acquiring Fund will not focus on insured municipal securities and will have the ability to purchase up to 20% in non-investment grade municipal securities on a go-forward basis.

Proxy Statement/Prospectus — Invesco Van Kampen New York Tax Free Income Fund (Acquiring Fund)

18.           Comment:  Note that the general comments made to the N-14s also apply to this proxy statement/prospectus.

Response:  The general comments have been incorporated into this proxy statement/prospectus, as applicable.

19.           Comment:  The “Comparison of Principal Investment Strategies” section indicates that the Acquiring Fund has greater exposure to derivatives and junk bonds, and their corresponding risks, than the Target Fund.  Please disclose that fact prominently.

Response:  The disclosure has been revised to reflect this comment.

Specific comments  — AIM Growth Funds (Invesco Growth Funds) N-14:

Proxy Statement/Prospectus — Invesco Growth Allocation Fund, Invesco Moderate Allocation Fund and Invesco Moderately Conservative Allocation Fund (Acquiring Funds)

20.           Comment:  Note that the general comments made to the N-14s also apply to this proxy statement/prospectus.

Response:  The general comments have been incorporated into this proxy statement/prospectus, as applicable.

21.           Comment:  The investment objectives of the Conservative Fund, VK Conservative Fund and Moderately Conservative Fund outlined on page 2 of the proxy statement/prospectus appear to be identical.  In practice, do these Funds invest in an identical manner?  If so, please explain why the Moderately Conservative Fund has the word “moderately” in its name and what the significance of the word “moderately” is.

Response:  While these Funds do not invest in an identical manner they do employ similar investment strategies.  All three funds can invest in affiliated funds and ETFs according to a pre-set strategic allocation and are rebalanced on a quarterly basis. Two of the Funds have identical underlying holdings, VK Conservative Fund and Moderately Conservative Fund, and all three Funds are designed for shareholders seeking a lower level of risk relative to the broad stock market, or a “conservative” risk profile.  The term “moderately” is used to distinguish that Fund’s slightly higher equity allocation relative to the other Funds.  Moderately Conservative Allocation Fund is part of a series of five target risk funds developed by Invesco, each identifying a particular risk profile in each fund’s name (Growth, Moderate Growth, Moderate, Moderately Conservative, and Conservative). The word “Moderately” helps current shareholders distinguish the Fund’s slightly higher equity allocation and risk profile within the series of target risk funds (please refer to page 20 of the proxy statement/prospectus for current equity allocations).  The VK Conservative Fund is part of a series of three target risk funds that Invesco acquired as a part of its acquisition of the Van Kampen Family of Funds in June 2010.  Since only three funds existed the additional words in the series of funds’ naming conventions was not necessary for investors to distinguish the different equity allocations / risk profiles between the funds when they were developed.

Vincent DiStefano
Division of Investment Management
December 23, 2010

22.           Comment:  The chart on page 20 of the proxy statement/prospectus that illustrates the target allocations to equity funds, fixed-income funds and alternative investments of the Conservative Fund, VK Conservative Fund and Moderately Conservative Fund indicates that there may be a significant change in the risk profile of the Conservative Fund as a result of the Reorganization with the Moderately Conservative Fund.  Please disclose any significant change in risk profile in the proxy statement/prospectus.

Response:  We do not believe that the underlying changes to each asset class amounts to a “significant” change in overall risk profile. As indicated in our response to Item 21 above, and on page 20 of the proxy statement/prospectus: “However, the Acquiring Fund and the VK Conservative Fund invest slightly more in equity funds and slightly less in fixed income funds than the Conservative Fund.” We will add the following to the sentence quoted above: “To the extent that there is an increase in exposure to equity funds and a decreased exposure to fixed-income funds there will be a corresponding change to the level of risk associated with the allocations.”

23.           Comment:  Please revise the “Comparison of Principal Risks of Investing in the Funds” section to describe the risks that the Funds will be subject to in the beginning of the section, rather than using the current format where certain risks are first listed in bullet points and then described later in the section.

Response:  The subsection entitled “Key Differences in the Risk Profiles of the Funds” has been moved up ahead of the subsection entitled “Principal Risks Common to all Funds.”

Information Statement/Prospectus — Invesco Balanced-Risk Retirement Now Fund (Acquiring Fund)

24.           Comment:  Note that the general comments made to the N-14s also apply to this information statement/prospectus.

Vincent DiStefano
Division of Investment Management
December 23, 2010

Response:  The general comments have been incorporated into this information statement/prospectus, as applicable.

25.           Comment:  It appears that the expense example reflects fee waivers and/or expense reimbursements for the 3, 5 and 10 year periods.  Per Form N-1A, any fee waivers and/or expense reimbursements should only be reflected for the contractual period.

Response:  The expense example reflects the fee waivers and/or expense reimbursements for year one only, which is the contractual period.

26.           Comment:  Does the Acquiring Fund have long-term viability?  What will happen next year if all shareholders pull their money out of the Acquiring Fund?

Response:  Invesco believes the Invesco Balanced-Risk Retirement Now Fund (the “Now Fund”) has viability because it is designed for individuals in retirement looking for an investment option that seeks to provide real return and capital preservation. While it is expected that shareholders will begin taking distributions from the Now Fund, like any other retirement vehicle, we expect individuals to only withdraw a portion of their assets in any given year.  Additionally, retired individuals with investible assets seeking to mitigate the risks associated with a loss of capital, inflation and longevity risk may also invest in the Fund. Invesco further believes the Now Fund has viability because once the asset allocation of each of the other Invesco Balanced-Risk Retirement Funds becomes similar to the asset allocation of the Now Fund, the Board of Trustees may approve combining the Fund with the Now Fund if they determine that such a combination is in the best interests of the Fund’s shareholders.

Specific comments  — AIM Funds Group (Invesco Funds Group) N-14:

Proxy Statement/Prospectus — Invesco Global Core Equity Fund (Acquiring Fund)

27.           Comment:  Note that the general comments made to the N-14s also apply to this proxy statement/prospectus.

Response:  The general comments have been incorporated into this proxy statement/prospectus, as applicable.

28.           Comment:  In the “Comparison of Principal Investment Strategies” section, please indicate what percentage of the Acquiring Fund’s assets will be invested outside of the United States.  Note that SEC guidance requires that a fund with the word “global” in its name invest at least 40% of its assets outside of the Unites States.

Response: The Fund anticipates investing a substantial portion of its assets in a number of foreign countries; however, the Fund is not aware of any publicly-expressed Staff position requiring at least 40% of its assets be so invested.

Vincent DiStefano
Division of Investment Management
December 23, 2010

29.           Comment:  The “Comparison of Principal Risks of Investing in the Funds” section indicates that the Acquiring Fund and Global Dividend Growth Fund have value investing style risk.  Please add corresponding strategies to the investment strategy section of the proxy statement/prospectus for these Funds.

Response:  The Registrant believes that the Funds' valuation strategy is adequately disclosed in the proxy statement/prospectus.

30.           Comment:  The last paragraph under “Board Considerations in Approving the Reorganization” states: “The Board also determined that shareholders of the Funds could potentially benefit from the growth in assets realized by the Reorganizations, with the potential to achieve certain economies of scale.”  Is there a factual basis for the italicized language?

Response:  The statement regarding the “potential to achieve certain economies of scale” will be removed.

31.           Comment:  Given the figures in the capitalization table, please explain why the Acquiring Fund is the survivor in this Reorganization.

Response:  Invesco believes the Invesco Global Core Equity Fund is the appropriate survivor for this Reorganization as the investment strategies of this Fund are most representative of the strategies the portfolio managers intend to employ on the combined assets on a go-forward basis.  Currently, while the broad investment objectives of each of the Funds are similar, as each seeks to provide growth of capital, the Funds’ strategies differ.

Specific comments  — AIM Investment Securities Funds (Invesco Investment Securities Funds) N-14:

Proxy Statement/Prospectus — Invesco Real Estate Fund (Acquiring Fund)

32.           Comment:  Note that the general comments made to the N-14s also apply to this proxy statement/prospectus.

Response:  The general comments have been incorporated into this proxy statement/prospectus, as applicable.

33.           Comment:  The “Comparison of Principal Risks of Investing in the Funds” section indicates that the Acquiring Fund has limited number of holdings risk but does not have non-diversification risk.  Is the Acquiring Fund diversified or not? Please explain.

Response:  The Acquiring Fund is diversified.  Invesco discloses limited number of holdings risk when a Fund holds a relatively low number of securities but still holds enough to be considered diversified, as that term is defined by the 1940 Act.

Vincent DiStefano
Division of Investment Management
December 23, 2010

Proxy Statement/Prospectus — Invesco Short Term Bond Fund (Acquiring Fund)

34.           Comment:  Note that the general comments made to the N-14s also apply to this proxy statement/prospectus.

Response:  The general comments have been incorporated into this proxy statement/prospectus, as applicable.

35.           Comment:  The “Comparison of Principal Risks of Investing in the Funds” section indicates that the portfolio managers utilize “an appropriate benchmark index” in structuring each Fund’s portfolio.  What is meant by “an appropriate benchmark index?”

Response:  As reflected in the prospectus for Invesco Short Term Bond Fund, the portfolio managers invest in investment grade securities with low duration in an effort to maintain a dollar-weighted average portfolio maturity and duration (the Fund’s price sensitivity to changes in interest rates) of less than three years.  Accordingly, an appropriate benchmark for this product is one with similar qualities.  For Invesco Short Term Bond Fund, the Barclays Capital 1-3 Yr. Government/Credit Index has the types of credit quality, maturity, duration, sector and security exposures that are appropriate for a high quality low duration fund.

36.           Comment:  The “Comparison of Principal Risks of Investing in the Funds” section indicates that the Acquiring Fund and LIBOR Alpha Fund have limited number of holdings risk without corresponding strategy disclosure in the “Comparison of Principal Investment Strategies” section.  Does this mean that the Acquiring Fund and LIBOR Alpha Fund are non-diversified?  Please explain.

Response:  The Acquiring Fund is diversified.  Invesco discloses limited number of holdings risk when a Fund holds a relatively low number of securities but still holds enough to be considered diversified, as that term is defined by the 1940 Act.

Proxy Statement/Prospectus — Invesco U.S. Government Fund (Acquiring Fund)

37.           Comment:  Note that the general comments made to the N-14s also apply to this proxy statement/prospectus.

Response:  The general comments have been incorporated into this proxy statement/prospectus, as applicable.

In connection with the Registrants’ responses to the SEC Staff’s comments on the N-14s, as requested by the Staff, the Registrants acknowledge that:  (i) the Registrants are responsible for the adequacy of the disclosure in the Registrants’ filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrants may not assert Staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

Vincent DiStefano
Division of Investment Management
December 23, 2010

Please do not hesitate to contact me at 713-214-5770 if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/ Melanie Ringold
Melanie Ringold, Esq.
Counsel